Commission File No  1-10875



                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                               FORM 11-K


                              (Mark one)

            /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934

              For the fiscal year ended December 31, 1995

                                 OR

           / / TRANSITION REPORT PURSUANT TO SECTION 15(d)
               OF THE SECURITIES EXCHANGE ACT OF 1934


                 For the transition period from   to

                   Commission file number 1-10875



         NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN
        (Full title of the plan and address of the plan, if different from that of the issuer named below)


                         NOVACARE, INC.
        1016 West Ninth Avenue, King of Prussia, PA 19406
    (Name of issuer of the securities held pursuant to the plan and the address of it's principal executive office)

NOVACARE, INC. 401(K) RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND EXHIBITS
- ----------------------------------------------



      Financial Statements                               Page
      --------------------                               ----
      Report of Independent Accountants                    2

        Financial Statements:

          Net Assets Available for Plan Benefits,
          with Fund Information, at December 31, 1995
          and 1994                                        3 - 4

          Changes in Net Assets Available for Plan
          Benefits, with Fund Information, for the years
          ended December 31, 1995 and 1994                5 - 6

        Notes to Financial Statements                     7 - 11

        Additional Information: *

          Schedule of Assets Held For Investment Purposes
          at December 31, 1995                              12

          Schedules of Reportable Transactions:

            Single Transactions in excess of 5% of
            net assets for the year ended December 31,
            1995                                            13

            Series of Transactions aggregating more
            than 5% of net assets for the year ended
            December 31, 1995                               14


        Exhibit                                    Exhibit Number
        -------                                    --------------
        Consent of Independent Accountants                  23


* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and
Disclosure under ERISA have been omitted because they are not applicable.

                   REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator
of the NovaCare, Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the NovaCare, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the schedule of assets held for investment purposes and the schedules of reportable transactions is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The schedule of assets held for investment purposes, the schedules of reportable transactions and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes and schedules of reportable transactions that accompany the Plan's financial statements do not disclose the historical cost of certain plan assets held by the Plan custodian. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


PRICE WATERHOUSE LLP
Philadelphia, Pennsylvania
June 4, 1996

NOVACARE, INC. 401(K) RETIREMENT SAVINGS PLAN

NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
- -------------------------------------------------------------

                                             December 31, 1995
- -------------------------------------------------------------------------------
                                             FUND INFORMATION
                            --------------------------------------------------
                            Fidelity
                            Managed      Fidelity      Fidelity      NovaCare
                            Income       Puritan       Magellan      Stock
                            Portfolio*   Fund*         Fund*         Fund*
                            ----------   -----------   -----------   ---------
Investments                $ 16,355,184  $ 20,128,172  $ 32,003,730  $4,016,385
Receivables/payables:
  Employee's contributions      254,970       371,341       545,321     116,173
  Employer's contributions       59,741        84,367       121,578      26,838
  Due to NovaCare              (132,527)      (78,225)     (119,928)   (313,317)
  Due (to) from other funds    (166,402)      (24,791)      150,692      40,501
                             ----------  ------------   -----------   ---------
   Net assets available
    for Plan benefits      $ 16,370,966  $ 20,480,864  $ 32,701,393   $3,886,580
                            ===========  ============  ============   ==========

                           Fidelity      NovaCare
                           Money Market  Loan
                           Portfolio     Fund          TOTAL
                           ------------  ------------  ------------
Investments                $     37,577  $    191,019  $ 72,732,067
Receivables/payables:
  Employee's contributions            -             -     1,287,805
  Employer's contributions            -             -       292,524
  Due to NovaCare               (37,577)            -      (681,574)
  Due (to) from other funds           -             -             -
                           ------------  ------------  ------------
Net assets available
 for Plan benefits         $          -  $    191,019  $ 73,630,822
                           ============  ============  ============

* Investment in this fund represents more than 5% of the Plan's net assets.

    The accompanying notes are an integral part of these financial statements.

NOVACARE, INC. 401(K) RETIRMENT SAVINGS PLAN

NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
- -------------------------------------------------------------

                                              December 31, 1994
- -------------------------------------------------------------------------------
                                              FUND INFORMATION
                        -------------------------------------------------------
                        Fidelity
                        Managed       Fidelity       Fidelity      NovaCare
                        Income        Puritan        Magellan      Stock
                        Portfolio*    Fund*          Fund*         Fund*
                        ------------  ------------  ------------  -----------
Investments             $ 11,483,500  $ 11,631,143  $ 17,497,934  $ 3,554,261
Receivables/payables:
  Accrued contributions      251,705       344,369       492,575      204,180
  Accrued interest                 -             -             -            -
  Due (to) from other
  funds                      207,715       234,354       (29,594)    (232,818)
                        ------------- -------------  ------------  -----------
   Net assets available
    for Plan benefits   $ 11,942,920  $ 12,209,866   $ 17,960,915  $ 3,525,623
                        ============  =============  ============  ===========



                        Fidelity       NovaCare
                        Money Market   Loan
                        Portfolio      Fund           Total
                        ------------   ------------  ------------
Investments             $   153,893    $   205,753   $ 44,526,484
Receivables/payables:
 Accrued contributions            -              -      1,292,829
 Accrued interest                 -          4,231          4,231
 Due (to) from other
   funds                   (153,893)       (25,764)             -
                        ------------   ------------   ------------
  Net assets available
   for Plan benefits    $         -    $   184,220    $ 45,823,544
                        ============   ============   ============

*Investment in this fund represents more than 5% of the Plan's net assets.

    The accompanying notes are an integral part of these financial statements.

NOVACARE, INC. 401(K) RETIREMENT SAVINGS PLAN

CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
- -----------------------------------------------------------------------

                                    Year Ended December 31, 1995
- --------------------------------------------------------------------------------
                                          FUND INFORMATION
                         -------------------------------------------------------
                          Fidelity
                          Managed       Fidelity      Fidelity      NovaCare
                          Income        Puritan       Magellan      Stock
                          Portfolio     Fund          Fund          Fund
                          ------------  ------------  ------------  ------------
Additions to net assets:

Investment income:
 Dividends and interest   $   873,138   $    960,898   $ 1,694,409  $         -
 Net realized and
  unrealized gain (loss)
  on investments                    -      2,131,371     5,991,418   (1,679,745)
                          ------------  ------------  ------------  ------------
                              873,138      3,092,269     7,685,827   (1,679,745)
                          ------------  ------------  ------------  ------------
Contributions:
 Employee                   4,009,088      5,374,260     7,527,897    2,104,990
 Employer                     766,039      1,002,889     1,390,874      459,767
Plan merger (Note 6)        2,365,071      1,471,922     1,876,035      346,182
Investment transfers         (454,197)        23,406       660,747      (95,643)
                          ------------  ------------  ------------  ------------
                            6,686,001      7,872,477    11,455,553     2,815,296
                          ------------  ------------  ------------  ------------
Total additions             7,559,139     10,964,746    19,141,380     1,135,551
                          ------------  ------------  ------------  ------------

Deductions from net
 assets:

Plan Transfers Out
 (Note 7)                   1,596,067      1,061,328    2,288,030        338,079
Distributions to
 participants               1,535,026      1,632,420    2,112,872        436,515
                          ------------  ------------  ------------  ------------
 Total Deductions           3,131,093      2,693,748    4,400,902        774,594
                          ------------  ------------  ------------  ------------
 Net increase               4,428,046      8,270,998   14,740,478        360,957

Net assets at beginning
 of year                   11,942,920     12,209,866   17,960,915      3,525,623
                          ------------  ------------  ------------  ------------
Net assets at end
 of year                  $16,370,966   $ 20,480,864  $32,701,393    $ 3,886,580
                          ============  ============  ============  ============




                          Fidelity
                          Money         NovaCare
                          Market        Loan
                          Portfolio     Fund          Total
                          ------------  ------------  ------------

Additions to net assets:

Investment income:
 Dividends and interest   $    79,594   $         -   $ 3,608,039
 Net realized and
  unrealized gain (loss)
  on investments                    -             -     6,443,044
                          ------------  ------------  ------------
                               79,594             -    10,051,083
                          ------------  ------------  ------------
Contributions:
 Employee                           -             -    19,016,235
 Employer                           -             -     3,619,569
Plan merger (Note 6)                -        61,518     6,120,728
Investment transfers          (79,594)      (54,719)            -
                           ------------  -----------  ------------
                              (79,594)        6,799    28,756,532
                           ------------  -----------  ------------
Total additions                     -         6,799    38,807,615
                           ------------  -----------  ------------

Deductions from net
 assets:

Plan Transfers Out
 (Note 7)                           -            -       5,283,504
Distributions to
 participants                       -            -       5,716,833
                           ------------  ------------  ------------
 Total Deductions                   -            -      11,000,337
                           ------------  ------------  ------------
 Net increase                       -         6,799     27,807,278

Net assets at beginning
  of year                           -       184,220     45,823,544
                           ------------  ------------  ------------
Net assets at end
  of year                  $        -    $  191,019    $73,630,822
                           ============  ============  ============


  The accompanying notes are an integral part of these financial statements.

NOVACARE, INC. 401(K) RETIREMENT SAVINGS PLAN

CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
- ------------------------------------------------------------------------

                                       Year Ended December 31, 1994
- -------------------------------------------------------------------------------
                                           FUND INFORMATION
                           ----------------------------------------------------
                          Fidelity
                          Managed       Fidelity      Fidelity      NovaCare
                          Income        Puritan       Magellan      Stock
                          Portfolio     Fund          Fund          Fund
                          ------------  ------------  ------------  -----------
Additions to net assets:

Investment income:
 Dividends and interest   $   434,222   $   718,396   $   443,594   $        -
                          ------------  ------------  ------------  -----------
                              434,222       718,396       443,594            -
                          ------------  ------------  ------------  -----------
Contributions:
 Employee                   3,018,437     3,685,652     5,693,192     2,364,931
 Employer                     590,702       714,080     1,071,086       477,413
Plan merger (Note 6)        2,768,844     1,227,169     1,890,015       380,066
Investment transfers          208,491       222,346      (107,341)     (192,771)
                          ------------  ------------  ------------  ------------
                            6,586,474     5,849,247     8,546,952     3,029,639
                          ------------  ------------  ------------  ------------
Total additions             7,020,696     6,567,643     8,990,546     3,029,639
                          ------------  ------------  ------------  ------------
Deductions from net
 assets:

Distributions to
 participants               1,254,159     1,024,376     1,654,737        56,575
Net realized and
 unrealized loss
 on investments                     -       662,818       688,386     3,438,281
                          ------------  ------------  ------------  ------------
Total Deductions            1,254,159     1,687,194     2,343,123     3,494,856
                          ------------  ------------  -------------  -----------

Net increase/(decrease)     5,766,537     4,880,449     6,647,423      (465,217)

Net assets at beginning
 of year                    6,176,383     7,329,417    11,313,492     3,990,840
                          ------------  ------------  ------------  ------------
Net assets at end of year $11,942,920   $12,209,866   $17,960,915   $ 3,525,623
                          ============  ============  ============  ============


                          Fidelity
                          Money         NovaCare
                          Market        Loan
                          Portfolio     Fund          Total
                          ------------  ------------  ------------
Additions to net assets:

Investment income:
 Dividends and interest   $    19,653   $     4,231   $ 1,620,096
                          ------------  ------------  ------------
                               19,653         4,231     1,620,096
                          ------------  ------------  ------------

Contributions:
 Employee                           -             -    14,762,212
 Employer                           -             -     2,853,281
Plan merger (Note 6)                -       205,753     6,471,847
Investment transfers         (104,200)      (26,525)            -
                          ------------  ------------  ------------
                             (104,200)      179,228    24,087,340
                          ------------  ------------  ------------

Total additions               (84,547)      183,459    25,707,436
                          ------------  ------------  ------------
Deductions from net
 assets:

Distribution to
 participants                       -             -     3,989,847
Net realized and
 unrealized loss
 on investments                     -             -     4,789,485
                          ------------  ------------  ------------
Total Deductions                    -             -     8,779,332
                          ------------  ------------  ------------
Net increase/(decrease)       (84,547)      183,459    16,928,104
Net assets at beginning
 of year                       84,547           761    28,895,440
                          ------------  ------------  ------------
Net assets at end
 of year                  $         -   $   184,220   $45,823,544
                          ============  ============  ===========



   The accompanyng notes are an integral part of these financial statements.

NOVACARE, INC. 401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
- ---------------------------------------------

1.  DESCRIPTION OF PLAN

GENERAL. The NovaCare, Inc. (the "Company") 401(k) Retirement Savings Plan (the "Plan"), which was formed effective July 1, 1990, is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code of 1986, as amended ("IRC"). All full and part-time employees of the Company working a minimum of twenty hours per week on a regularly scheduled basis may enroll beginning on the first day of the first payroll period of the month following six months of consecutive service.

ENROLLMENT. An eligible employee participates in the Plan by authorizing the Company to make tax-deferred contributions to the plan on the employee's behalf, resulting in a reduction of the employee's taxable earnings. Tax-deferred contributions may be an amount ranging from 1% to 15% of compensation. The employee may direct the investment of these contributions (see "Investment Directions" below).

CONTRIBUTIONS  TO  THE PLAN.  Participants  may  authorize  basic contributions ranging from 1% to 15% of their compensation. Certain highly compensated participants may have their basic contributions limited to 6% of their compensation. Such contributions may not exceed $9,240 for both 1995 and 1994. The Company makes matching contributions in the amount of 30% of participant contributions up to the first 6% of compensation. No matching contributions are made with respect to participant contributions exceeding 6% of compensation.

Certain percentage tests ensure that contributions by or on behalf of employees do not favor the highly compensated. If these tests are not met, contributions and the earnings attributable thereto will be distributed to the highly compensated employees in accordance with the Plan document. The Plan met the 401(k) non-discrimination test for the years ended December 31, 1995 and 1994.

PARTICIPANT ACCOUNT. Each account is credited with the participant's contributions and an allocation of (a) the Company's matching contribution and (b) Plan earnings. Company contributions are allocated based on the matching percentage for participant contributions. Plan earnings are allocated to each participant's account based on the respective account balances. The benefit to which a participant is entitled is the amount that can be provided from their account.

VESTING. Participants are fully vested in their elective deferrals plus actual earnings thereon. Vesting in the remainder of the account is based on years of continuous service. Participants become fully vested upon death or disability, attainment of normal retirement age, or after five years of credited service.

NOVACARE, INC. 401(K) RETIREMENT SAVINGS

NOTES TO FINANCIAL STATEMENTS
- ----------------------------------------


     INVESTMENT DIRECTIONS.Upon enrollment in the Plan, participants may direct contributions among one or more of the following investment funds:

     I. Fidelity Managed Income Portfolio - An open-end commingled pool which invests in short- and long-term investment contracts issued by insurance companies (GICs), investment contracts issued by commercial banks (BICs), synthetic investment contracts designed to simulate conventional GICs through the purchase of securities and inclusion of a benefit responsive feature (put feature), and cash equivalents.

     II. Fidelity Puritan Fund - A mutual fund which invests in common and preferred stocks and bonds, including lower-quality, high-yielding debt securities.

     III. Fidelity Magellan Fund - A mutual fund which invests in the stocks of companies with an expected above-average growth potential and a corresponding higher level of risk.

     IV.  NovaCare Stock Fund - Funds are invested in NovaCare,
Inc. common stock.

     The Fidelity Money Market Portfolio acts as an account through which contributions and distributions are transferred among the four investment options, and as a depository for the cash rollovers in the NovaCare Stock Fund.

     The NovaCare Loan Fund provides loans against participant contributions as further described in Note 6. Except for loans which were outstanding as of the dates of the RehabClinics, Inc. and the NovaCare Orthotics & Prosthetics Plan mergers into the NovaCare Plan, the NovaCare Plan does not provide for participant loans.

     DISTRIBUTIONS AND WITHDRAWALS. Distributions are paid in the following manner:

     I.   Distributions from the Fidelity Managed Income
Portfolio, Fidelity Puritan Fund and Fidelity Magellan Fund are paid in cash.

     II. Distributions from the NovaCare Stock Fund are paid in cash or shares of NovaCare, Inc. common stock at the participant's option. Fractional shares are paid in cash.

     Prior to termination of service, participants may, in the event of financial hardship, withdraw amounts from the Plan twice in any 12-month period. In the absence of financial hardship, a participant's contribution may not be withdrawn prior to attainment of age 59 1/2.

     Upon termination of service for reasons other than death, participants are entitled to a lump-sum amount equal to the value of the vested balance of their account. Participants with account balances exceeding $3,500 may defer receipt of the lump-sum amount until reaching age 70 1/2. If a participant dies, the entire amount in the participant's account is distributed in a lump-sum to the participant's beneficiaries. A terminating participant's unvested account balance is forfeited and used to reduce future employer contributions.

     ADMINISTRATIVE EXPENSES. The Company may elect to pay all Plan administrative expenses. If the Company elects not to pay such expenses, the expenses shall be paid by the Plan. During the years ended in December 31, 1995 and 1994, all Plan administrative expenses were paid by the Company.

     PLAN TERMINATION. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

NOVACARE, INC. 401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
- ---------------------------------------------


2.  SIGNIFICANT ACCOUNTING POLICIES

The Plan's financial statements are prepared on the accrual basis of accounting. Investments are stated at fair value based on quoted market prices.

Realized and unrealized gains or losses are calculated based upon historical cost of assets for financial statement purposes. Such gains and losses are computed on a current value basis for Form 5500. This may result in a differing classification between realized and unrealized, but the total gain or loss will be unaffected.

Basic and matching contributions are recorded in the period during which the Company makes payroll deductions from participants earnings.

3.  DISTRIBUTIONS PAYABLE

Distributions requested but not paid were as follows:

                                            December 31,
                                     -------------------------
                                         1995           1994
                                     ----------     ----------
  Fidelity Managed Income Portfolio $  978,201      $ 203,525
  Fidelity Puritan Fund                751,433        320,853
  Fidelity Magellan Fund             1,285,499        274,946
  NovaCare Stock Fund                  217,144         55,498
                                     ----------     ----------
       Total Distributions Payable  $3,232,277      $ 854,822
                                     ==========     ==========

Distributions are recorded as a reduction in Plan net assets when paid. For Form 5500 reporting purposes, such distributions are recorded as a reduction in Plan assets when requested.

4.  PARTICIPANT ELECTIONS

At December 31, the number of participants in each investment fund were as follows:

                                          1995          1994
                                         ------        ------
    Fidelity Managed Income Portfolio     2,574         3,818
    Fidelity Puritan Fund                 3,613         4,226
    Fidelity Magellan Fund                3,837         4,665
    NovaCare Stock Fund                   1,719         3,068


At December 31, 1995 and 1994, 5,085 and 5,096 participants respectively, were contributing to the Plan; 3,200 and 1,748 participants , respectively, were not contributing to the Plan.

Because many participants direct their contributions to more than one investment fund, the total number of participants in the Plan is less than the sum of the number of participants in each investment fund.

NOVACARE, INC. 401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
- ---------------------------------------------


5.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 1995 and 1994:

                                          1995          1994
                                       ----------    ----------
  Net assets available for benefits
    per the financial statements      $73,630,822    $45,823,544

  Less: Amounts allocated to
    withdrawing participants           (3,232,277)      (854,822)
                                       ----------     ----------
  Net assets available for benefits
    per the Form 5500                 $70,398,545    $44,968,722
                                       ==========     ==========


The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

                                              Year Ended
                                          December 31, 1995
                                          -----------------
  Benefits paid to participants per the
    financial statements                      $ 5,716,833

  Add: Amounts allocated to withdrawing
    participants at December 31, 1995           3,232,277

  Less: Amounts allocated to withdrawing
    participants at December 31, 1994            (854,822)
                                               ----------
  Benefits paid per Form 5500                 $ 8,094,288
                                               ==========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

6.  PLAN MERGER

Effective January 1, 1995, the net assets available for plan benefits of the RehabClinics, Inc. 401 (k) Profit Sharing Plan totaling $ 6,120,728 were transferred to the Plan. Included in the transfer were amounts relating to thirteen participant loans totaling $61,518.

Effective January 1, 1994, the net assets available for plan benefits of the Rehabilitation Hospital Corporation of America
401 (k) Profit Sharing Plan totaling $846,515 were transferred to the Plan.

NOVACARE, INC. 401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
- ----------------------------------------------

Effective September 1, 1994, the net assets available for plan benefits of the NovaCare Orthotics & Prosthetics 401(k) Profit
Sharing Plan totaling $5,625,332 were transferred to the Plan.
Included in the transfer were amounts relating to sixty participant loans totaling $205,753.

Except for loans which were outstanding as of the dates of the RehabClinics, Inc. and the NovaCare Orthotics & Prosthetics Plan mergers into the NovaCare Plan, the NovaCare Plan does not provide for participant loans.

7.  PLAN TRANSFERS OUT

Effective April 1, 1995, NovaCare, Inc. sold its Medical Rehabilitation Hospitals division to HEALTHSOUTH Corporation. Due to this sale, former NovaCare employees now employed by HEALTHSOUTH were fully vested in the matching contributions made by NovaCare and their net assets totaling $5,283,504 were transferred to the HEALTHSOUTH 401 (k) Retirement Savings Plan.

8.  INCOME TAXES

On February 2, 1996 the Internal Revenue Service ruled that the Plan qualifies under Section 401 (a) of IRC and is exempt from federal income taxes under Section 501(a) of IRC. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

9.  SUBSEQUENT EVENTS

Effective January 2, 1996, a trust agreement between NovaCare, Inc. and Fidelity Management Trust Company was established in which NovaCare, Inc. appointed Fidelity as successor trustee of the trust under the Plan. In addition, Fidelity will perform certain ministerial recordkeeping and administrative functions of the Plan.

NOVACARE, INC. 401(K) RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
- -----------------------------------------------

                                               December 31, 1995
- -------------------------------------------------------------------------------
                                        Number of                     Fair
Name of issuer and title of issue        shares         Cost(2)       Value
- ---------------------------------     ------------   ------------  -----------
Mutual Funds:
  Fidelity Managed Income Portfolio     16,355,184   $ 16,355,184  $ 16,355,184
  Fidelity Puritan Fund                  1,183,314     18,216,059    20,128,172
  Fidelity Magellan Fund                   372,223     26,951,785    32,003,730
  Fidelity Money Market Portfolio           37,577         37,577        37,577
                                                     ------------  ------------
                                                       61,560,605    68,524,663
NovaCare Stock Fund:
  NovaCare, Inc. Common Stock (1)          783,685      5,799,654     4,016,385

NovaCare Loan Fund                               -        191,019       191,019
                                                     ------------  ------------
                                                     $ 67,551,278  $ 72,732,067
                                                     ============  ============

(1) Non-income producing security.
(2) Current value at beginning of year or cost of purchase if acquired during the year.

NOVACARE, INC. 401(K) RETIREMENT SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1995
- ------------------------------------------------------------------------

             Single transactions in excess of 5% of the January 1, 1995 current value of Plan assets

                                           Number of     Purchase     Selling
Party Involved       Description of Asset  Transactions  Price        Price
- -------------        --------------------  ------------  -----------  ----------
Fidelity Management  Fidelity Money
Trust Company        Market Portfolio            1       $        -   $2,365,071

Fidelity Management  Fidelity Money
Trust Company        Market Portfolio            1        2,300,205            -

Fidelity Management  Fidelity Money
Trust Company        Market Portfolio            1        3,200,000            -

Fidelity Management  Fidelity Money
Trust Company        Market Portfolio            1        4,089,829            -

Fidelity Management  Fidelity Managed
Trust Company        Income Portfolio            1        2,365,071            -


                                                                Current Value
                      Description       Expense   Cost of       at Transactions
Party Involved        of Asset          Incurred  Asset (1)     Date
- -------------------   -----------       --------  -----------   ---------------
Fidelity Management   Fidelity Money
Trust Company         Market Portfolio  $      -  $ 2,365,071   $ 2,365,071

Fidelity Management   Fidelity Money
Trust Company         Market Portfolio         -    2,300,205     2,300,205

Fidelity Management   Fidelity Money
Trust Company         Market Portfolio         -    3,200,000     3,200,000

Fidelity Management   Fidelity Money
Trust Company         Market Portfolio         -    4,089,829     4,089,829

Fidelity Managment    Fidelity Managed
Trust Company         Income Portfolio         -    2,365,071     2,365,071


Party Involved        Description of Asset    Net Gain/(Loss)
- --------------------  --------------------    ---------------
Fidelity Management   Fidelity Money
Trust Company         Market Portfolio        $             -

Fidelity Management   Fidelity Money
Trust Company         Market Portfolio                      -

Fidelity Management   Fidelity Money
Trust Company         Market Portfolio                      -

Fidelity Management   Fidelity Money
Trust Company         Market Portfolio                      -

Fidelity Management   Fidelity Managed
Trust Company         Income Portfolio                      -



(1) Current value at beginning of year or cost of purchase if acquired during the year.

NOVACARE, INC. 401(K) RETIREMENT SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1995
- ------------------------------------------------------------------------

  Series of transactions in the same issue aggregating more than 5% of the January 1, 1995 current value of Plan assets.

                     Description       Number of     Purchase      Selling
Party Involved       of Asset          Transactions  Price         Price
- --------------       ----------------  ------------  ------------ ------------
Fidelity Management  Fidelity Money
Trust Company        Market Portfolio       67       $          -  $24,308,672

Fidelity Management  Fidelity Money
Trust Company        Market Portfolio       76         24,226,234            -

Fidelity Management  Fidelity Managed
Trust Company        Income Portfolio       35                  -    3,178,999

Fidelity Managment   Fidelity Managed
Trust Company        Income Portfolio       62          8,098,660            -

Fidelity             Fidelity Magellan
Investments          Fund                   37                   -   4,654,329

FiIdelity            Fidelity Magellan
Investments          Fund                   55         13,234,262            -

Fidelity             Fidelity Puritan
Investments          Fund                   34                  -    2,697,480

Fidelity             Fidelity Purtian
Investments          Fund                   64          9,063,137            -

NovaCare, Inc.       NovaCare, Inc.
                     Common Stock           10          2,476,284            -


                                                                Current
                                                                Value at
                     Description       Expense    Cost of       Transaction
Party Involved       of Asset          Incurred   Asset (1)     Date
- -------------------  -----------       ---------  ------------  -----------
Fidelity Management  Fidelity Money
Trust Company        Market Portfolio  $       -  $ 24,308,672  $ 24,308,672

Fidelity Managment   Fidelity Money
Trust Company        Market Portfolio          -    24,226,234     24,226,234

Fidelity Managment   Fidelity Managed
Trust Company        Income Portfolio          -     3,178,999      3,178,999

Fidelity Management  Fidelity Managed
Trust Company        Income Portfolio          -     8,098,660      8,098,660

Fidelity             Fidelity Magellan
Investments          Fund                      -     3,714,856      4,654,329

Fidelity             Fidelity Magellan
Investments          Fund                      -    13,234,262     13,234,262

Fidelity             Fidelity Puritan
Investments          Fund                      -     2,478,221      2,697,480

Fidelity             Fidelity Puritan
Investments          Fund                      -     9,063,137      9,063,137

NovaCare, Inc.       NovaCare, Inc.
                     Common Stock              -     2,476,284      2,476,284


                                             Net Gain/
Party Involved        Description of Asset   (Loss)
- -------------------   ---------------------  ------------
Fidelity Management   Fidelity Money
Trust Company         Market Portfolio        $         -

Fidelity Managment    Fidelity Money
Trust Company         Market Portfolio                  -

Fidelity Managment    Fidelity Managed
Trust Company         Income Portfolio                  -

Fidelity Managment    Fidelity Managed
Trust Company         Income Portfolio                  -

Fidelity Investments  Fidelity Magellan
                      Fund                        939,473

Fidelity Investments  Fidelity Magellan
                      Fund                              -

Fidelity Investments  Fidelity Puritan
                      Fund                        219,259

Fidelity Investments  Fidelity Puritan
                      Fund                              -

NovaCare, Inc.        NovaCare, Inc.
                      Common Stock                      -


(1) Current value at beginning of year or cost of purchase if aquired during the year.

NOVACARE, INC. 401(K) RETIREMENT SAVINGS PLAN


                                    Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the "NovaCare, Inc. 401(k) Retirement Savings Plan" has duly caused this annual report to be signed on its behalf by the Undersigned therunto duly authorized.

                                   NovaCare, Inc. 401(k)Retirement Savings Plan
                                   --------------------------------------------



Date: June 28,1996                      By: /s/Robert E. Healy, Jr.
      ------------                      -----------------------
                                        Robert E. Healy, Jr.
                                        Trustee

                                        By: /s/Bernard F. Thompson
                                        ----------------------
                                        Bernard F. Thompson
                                        Trustee



                                   15
(PAGE)


                     Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-36889 and No. 33-88746) of NovaCare, Inc. of our report dated June 4, 1996 appearing on Page 2 of this Form 11-K.




PRICE WATERHOUSE LLP
Philadelphia, Pennsylvania
June 28, 1996